Exhibit 99.36
NEWS RELEASE
FOR IMMEDIATE RELEASE:
February 16, 2011
Student Transportation Announces Patrick Vaughan
as Chief Operating Officer
Company Hires Seasoned Veteran in the Pupil Transportation Industry
WALL, NJ (February 16, 2011) — Student Transportation Inc. (“STI”) (TSX: STB), North America’s third-largest provider of school bus transportation services, announced the appointment of Patrick Vaughan to the role of chief operating officer for the North American school bus division. Vaughan will be responsible for maintaining STI’s extremely high service standards, leading the best operations team in the business and integrating new business from the company’s ‘A-B-C’ growth strategy. Vaughan joined Laidlaw Transit in 1991 as District Director of Operations until 1996 when he was appointed Senior Vice President of Operations. Vaughan led one of two operating units spanning from Maine to Florida and Texas to Pennsylvania consisting of $700 million in revenue with over 250 locations. Subsequent to Laidlaw Transit being acquired by First Group plc he served as chief operating officer from 2007-2008.
“I am extremely excited to have Patrick join the STI management team, where we will benefit immensely from his experience, proven record of success and passion for the pupil transportation industry,” said Denis J. Gallagher, chairman and chief executive officer. “I had the opportunity to work with Patrick as one of my direct reports in a former company and he is well known by many on our team. Patrick’s leadership will help ensure we harness the potential of our greatest assets, our employees and to realize the growth opportunities before us.”

“I appreciate the many opportunities provided to me during my 19-year career and I’m thrilled to bring that experience to the STI family and to work again with Denis and the highly skilled team of professionals he has put together. STI offers limitless opportunities for employees, customers, shareholders and the local communities they serve,” said Vaughan. “It is a very exciting place in which to contribute and work with the best in the industry.”
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com